Exhibit 99.3

HQ/CS/CL.24B/15030a

9 February 2013

Sir,

Sub: Press Release – Un-audited Financial Results for the year ended 31st December 2012.

Please find attached herewith the press release on the captioned subject being issued today.

Thanking you,

Yours faithfully, For Tata Communications Limited /s/ Satish Ranade Satish Ranade Company Secretary & CLO

To:

1)	Security Code 23624, The Stock Exchange, Mumbai. Fax No.(22) 22722037,39,41

2)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 26598237/38.

3)	National Securities Depository Ltd. Fax Nos. : 2497 29 93.

4)	The Bank of New York. Fax No.2204 49 42.

5)	Sharepro Services. Fax No. 2837 5646

6)	Marc H. Iyeki, Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

7)	Central Depository Services (India) Limited. Fax : 2267 3199.

For immediate release	PRESS RELEASE

Media contact:	Investor contact:
Natalie Chak Tata Communications +44 (0)78330 43779 natalie.chak@tatacommunications.com	Mahesh Pratap Singh Tata Communications +91 9819162113 mahesh.singh@tatacommunications.com

Q3 FY2013 Consolidated Gross Revenues up 23% YoY and

Q3 FY2013 Consolidated EBITDA improves 20% YoY

Q3 FY2013 Global Voice Services Net Revenues up 4% YoY, EBITDA up 21% YoY

Q3 FY2013 Global Data Services Gross Revenues up 21% YoY, EBITDA up 8% YoY

Q3 FY2013 Start-up Business Gross Revenues up 9% YoY, EBITDA up 290% YoY

•	For the nine months ended December 31st 2012, Consolidated Gross Revenues up 25%, EBITDA up 20% YoY

•	For the nine months ended December 31st 2012, Core Business gross revenues up 27%, EBITDA up 5% YoY

•	For the nine months ended December 31st 2012, Start-up Business gross revenues up 11%, EBITDA margins improve substantially from -2.9% to 11.2%

New York (NYSE) & Mumbai (BSE) – February 9th 2013 – Tata Communications Limited, today announces its financial results for the quarter and nine months ended December 31st 2012 (Q3 FY13 and 9M FY13 respectively).

Q3 FY2013

Consolidated Gross Revenues improved by 23% to Rs. 44,341 million (USD 819 million @avg. Fx of INR/USD 54.12) in Q3 FY2013 from Rs. 36,041 million (USD 709 million @avg. Fx of INR/USD 50.84) in the corresponding quarter of the previous year. The Core Business Revenues increased by 25% at Rs. 39,532 million (USD 730 million) from Rs. 31,648 million (USD 623 million) in Q3 FY2012.

Global Voice Services (GVS) delivered handsome volume growth in Q3 FY2013. The total voice minutes carried during the quarter stood at 15.6 bn from 13.4 bn minutes in the same period last year. Global Data Services (GDS) revenues maintained fast-paced growth of 21% at Rs. 17,389 million (USD 321 million) in Q3 FY2013 as compared to Rs. 14,375 million (USD 283 million) in Q3 FY2012.

The Startup Business, pertaining broadly to Neotel, showed a growth in revenues of 9% at Rs. 4,810 million (ZAR 772 million @ avg. Fx of INR/ZAR 6.23), from Rs. 4,394 million (ZAR 701 million @ avg. Fx of INR/ZAR 6.27) in Q3 FY2012. The EBITDA margins in the Startup Business stood 10.3% in Q3 FY2013 significantly higher from 2.9% in Q3 FY2012.

9M FY2013

Consolidated Gross Revenues were at Rs. 128,125 million (USD 2354 million @avg. Fx of INR/USD 54.44) in 9M FY2013 as compared to Rs. 102,348 million (USD 2173 million @avg. Fx of INR/USD 47.10) last year; showing a growth of 25%. The Core Business grew 27% to Rs. 113,836 million (USD 2091 million) from Rs. 89,489 million (USD 1900 million) in 9M FY2012.

For immediate release	PRESS RELEASE

GVS reported a total of 46.7 bn voice minutes compared to 40.1 bn minutes in 9M FY2012. GDS revenues improved 24% at Rs. 50,071 million (USD 920 million) in 9M FY2013 from Rs. 40,335 million (USD 856 million) in 9M FY2012.

In the Startup Business, revenue growth was at 11% at Rs. 14,289 million (ZAR 2192 million @ avg. Fx of INR/ZAR 6.52) from Rs. 12,859 million (ZAR 2000 million @ avg. Fx of INR/ZAR 6.43) in the same period last year. The EBITDA margins at Neotel were reported at 11.2% in 9M FY2013 from -2.9% in 9M FY2012.

Commenting on the performance of Q3 and 9M FY2013, Vinod Kumar, MD and Group CEO, Tata Communications, said, “Our performance this quarter is a reflection of our focused drive to progressively improve operating results, while at the same time, maintain top-line growth. We have firmly established all the foundational pieces required to support a solid, global communications and media business and are now focused on sweating our global assets as we continue to innovate and keep what we have developed at the forefront of the market.”

Corporate highlights for FY13

•

Tata Communications expanded its managed services for mobile network operators (MNOs) looking to grow their mobile broadband offering as 4G continues to gather pace globally (February 7th 2012). The company is supporting MNOs around the globe with one of the industry’s widest reaching service offerings for mobile broadband enablement. Building on its extensive portfolio of mobile services, including IPX+ connectivity, voice, messaging, and signalling, the company has introduced two new solutions - the Virtual Private Roaming Hub which consolidates roaming operations and the LTE Roaming Service to streamline roaming for 4G networks. Tata Communications has also launched the Managed SMS Firewall to protect MNOs and consumers against mobile spam.

•

Tata Communications extended its global business video ecosystem with a new interconnection agreement with AT&T (February 5th 2013). The agreement now enables even more face-to-face collaboration around the world, across each respective network. With this latest in a series of interprovider agreements, Tata Communications’ Global Meeting Exchange™ network provides connections to most of today’s major providers of Telepresence services, offering customers unprecedented reach for their business video networks.

•

Tata Communications recently launched 100 gigabits per second-enabled services on its TGN-Atlantic (TGN-A) subsea cable system - from New York to London (January 24th 2013). The company is upgrading its TGN-A submarine cable to 100G using Ciena’s GeoMesh networking solution. This upgrade will deliver bandwidth and provide flexibility to carriers and enterprises to scale their network seamlessly and meet their increasing capacity demands, driven by the use of cloud computing and mobile devices, as well as other high-bandwidth services including music / HD video downloading and social networking applications.

•

Tata Communications (Netherlands) B.V., a wholly owned indirect subsidiary of Tata Communications Limited successfully completed a benchmark SGD 250 million bond issue in the Singapore market, with a coupon rate of 4.25% and a maturity of three years. The bond issue has received an overwhelming response with the issue being oversubscribed 14 times underscoring the strength of the company’s credit profile. Proceeds from this bond issue will be used for repayment of existing high cost debt.

•

Tata Communications launched a global low latency network to accelerate high frequency trading (June 13th 2012). This network is designed for companies that require a secure, reliable and fast low latency solution where it will enable financial firms to execute a high frequency trade between locations, such as London and Hong Kong or New York and Singapore, in milliseconds, through a single network and single supplier model.

For immediate release	PRESS RELEASE

AWARDS & RECOGNITION

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Tata Communications won the Best Asian Wholesale Carrier Award at the 2012 Capacity Awards. The award recognises those wholesale players who have established themselves at the forefront of the wholesale telecoms industry by applying innovative processes and strategies to their wholesale businesses.

•

Tata Communications was conferred with the 2012 Frost & Sullivan Asia Pacific Managed Enterprise Video Service Provider of the Year award. This award is presented each year to the company that exhibits excellence in growth strategy and implementation, degree of innovation with new products and technologies, leadership in customer value and market penetration.

•

Tata Communications is positioned in the Challenger quadrant on the Gartner Magic Quadrant for Global Network Service Providers, 2012. The company believes that it has a compelling portfolio of network as well as collaboration and managed services. Tata Communications has developed a world-class infrastructure and competence in service delivery, support and coverage in major as well as difficult geographies. The company remains poised to provide cost-effective, innovative and top-notch connectivity solutions to enterprises, anywhere their business takes them across the globe.

•	Tata Communications received the V&D100 Top International Long Distance Provider award for the year 2011 - 12, for the fourth consecutive year.

A presentation and fact sheet providing the definitions and a detailed analysis of the results for the quarter ended December 31st 2012 has been uploaded on the Tata Communications website and can be accessed at

http://www.tatacommunications.com/downloads/investors/analyst/Tata Communications - Q3 FY13 Results Presentation.pdf

http://www.tatacommunications.com/downloads/investors/analyst/Tata Communications - Q3 FY13 Investor Fact Sheet.pdf

Ends…

About Tata Communications

Tata Communications is a leading global provider of a new world of communications. With a leadership position in emerging markets, Tata Communications leverages its advanced solutions capabilities and domain expertise across its global and pan-India network to deliver managed solutions to multi-national enterprises, service providers and Indian consumers.

The Tata Global Network includes one of the most advanced and largest submarine cable networks and a Tier-1 IP network, with connectivity to more than 200 countries and territories across 400 PoPs, and nearly 1 million square feet of data center and collocation space worldwide.

Tata Communications’ depth and breadth of reach in emerging markets includes leadership in Indian enterprise data services, leadership in global international voice, and strategic investments in South Africa (Neotel), Sri Lanka (Tata Communications Lanka Limited) and Nepal (United Telecom Limited) Tata Communications Limited is listed on the Bombay Stock Exchange and the National Stock Exchange of India and its ADRs are listed on the New York Stock Exchange (NYSE: TCL).

www.tatacommunications.com

Forward-looking and cautionary statements

Certain words and statements in this release concerning Tata Communications and its prospects, and other statements, including those relating to Tata Communications’ expected financial position, business strategy, the future development of Tata Communications’ operations, and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors, including financial, regulatory and environmental, as well as those relating to industry growth and trend projections, which may cause actual results, performance or achievements of Tata Communications, or industry results, to differ materially from those expressed or implied by such forward-looking statements. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, failure to increase the volume of traffic on Tata Communications’ network; failure to develop new products and services that meet customer demands and generate acceptable margins; failure to successfully complete commercial testing of new technology and information systems to support new products and services, including voice transmission services; failure to stabilize or reduce the rate of price compression on certain of the company’s communications services; failure to integrate strategic acquisitions and changes in government policies or regulations of India and, in particular, changes relating to the administration of Tata Communications’ industry; and, in general, the economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in Tata Communications’ control, include, but are not limited to, those risk factors discussed in Tata Communications’ various filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. Tata Communications is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements.

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